UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 25, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

Portage Biotech Inc.

Consolidated Interim Financial Statements

For the three and six months ended September 30, 2016
Unaudited – Prepared by Management

(US Dollars)

Portage Biotech Inc.
Consolidated Unaudited Interim Financial Statements
For the Three and Six Months Ended September 30, 2016

(US Dollars)

Index

Notice to Reader	2

Consolidated Interim Statements of Financial Position	3

Consolidated Interim Statements of Operations and Comprehensive Loss	4
Consolidated Interim Statements of Changes in Shareholders' Equity	5

Consolidated Interim Statements of Cash Flows	6

Notes to Consolidated Interim Financial Statements	7-16

NOTICE TO READER OF CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

The consolidated unaudited interim financial statements for Portage Biotech Inc. comprised of the consolidated interim statements of financial position as at September 30, 2016 and for the year ended March 31, 2016, and the consolidated interim statement of operations, statement of changes in equity and cash flows for the six-month period ended September 30, 2016 and  are the responsibility of the Company's management.

The consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these consolidated interim financial statements in accordance with International Financial Reporting Standards.

The consolidated interim financial statements have not been reviewed by the Company's independent external auditors, Schwartz Levitsky Feldman LLP.

"signed" "signed"
Kam Shah CPA,C.A., Director                         Declan Doogan MD, Director

November 24, 2016

Portage Biotech Inc.
Consolidated Interim Statements of Financial Position
 (US Dollars)
(Unaudited – see Notice to Reader dated November 24, 2016)

As at ,	Note	September 30, 2016	March 31, 2016 (audited)
Assets
Current
Cash		$467,502	$4,688,929
Advances and other receivable		51,330	203,940
		$518,832	$4,892,869
Long-term assets
Investment	4	700,000	700,000
Investment in associate	5	44,505,230	-
Intangible assets		-	4,035,973
Goodwill		-	3,000,000
Total assets		$45,724,062	$12,628,842
Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		76,794	299,740
		$76,794	$299,740
Shareholders' Equity
Capital stock	6	17,055,197	17,055,197
Stock option reserve	7	1,534,552	5,075,853
Warrants	8	-	2,755,973
Reatined earnings (Deficit)		27,057,519	(14,617,652)
Total Shareholders' equity		$45,647,268	$10,269,371
Non-controlling interests		$-	$2,059,731
Total equity		45,647,268	12,329,102
Total liabilities and Shareholders' equity		$45,724,062	$12,628,842
Commitments and Contingent Liabilities (Note 10)
Related Party Transactions (Note 12)

On behalf of the Board               "Kam Shah"            Director        "Declan Doogan"      Director
                                                     (signed)                                       (signed)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.
Consolidated Interim Statements of Operations and Comprehensive Income
(US Dollars)
(Unaudited – see Notice to Reader dated November 24, 2016)

		Three months ended September 30,		Six months ended September 30,
	Note	2016	2015	2016	2015

Expenses
Research and development	10	360,852	1,297,747	4,143,110	2,083,907
Consulting fees	11,12(ii)	143,499	119,380	1,148,621	287,658
Professional fees		45,834	94,938	310,048	143,078
Other oprating costs	12(i)	40,108	20,130	62,411	50,964
Bank charges and interest		1,810	2,278	3,748	4,404
		592,103	1,534,473	5,667,938	2,570,011
Share of loss in associate	5	4,321,517	-	4,321,517	-
Gain on restating retained interest in associate at fair value	5	(42,299,248)	-	(42,299,248)	-
Loss on disposal of subsidiary	5	3,524,220	-	3,524,220	-

Net profit(loss) and comprehensive Profit(loss) for period		$(33,861,408)	$1,534,473	$(28,785,573)	$2,570,011
Net profit ( loss) and comprehensive loss attributable to :
Owners of the Company		33,861,408	(1,015,296)	31,151,852	(1,806,199)
Non-controlling interest		-	(519,177)	(2,366,279)	(763,812)
		$33,861,408	$(1,534,473)	$28,785,573	$(2,570,011)
Basic and diluted profit (loss) per share	9
Basic		$0.13	$(0.00)	$0.12	$(0.01)
Diluted		$0.13	$(0.00)	$0.12	$(0.00)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.
Consolidated Interim Statements of Changes in Shareholders' Equity
For the Six Months ended September 30, 2016
(US Dollars)
(Unaudited – see Notice to Reader dated November 24, 2016)

	Number of Shares	Capital Stock	Stock Option Reserve	Warrants	Retained earnings (accumulated Deficit)	Non-controlling interest	Total Equity
Balance, April 1, 2015	206,775,791	$ 9,691,715	$ 1,312,519	$ 1,108,402	$ (9,452,864)	$ 1,455,532	$ 4,115,304
Issued under private placement	36,822,003	$ 5,155,080				$ 1,600,800	6,755,880
Private placement finders fee		$ (257,754)					(257,754)
Finders fee settled in shares	1,841,100	$ 257,755					257,755
shares issued by Biohaven to acquire intangible assets						280,000	280,000
Options vested			221,410				221,410
Net loss for period					(1,806,199)	(763,812)	(2,570,011)

Balance, September 30, 2015	245,438,894	$ 14,846,796	$ 1,533,929	$ 1,108,402	(11,259,063)	$ 2,572,520	$ 8,802,584
Balance, April 1, 2016	253,438,894	$ 17,055,197	$ 5,075,853	$ 2,755,973	$ (14,617,652)	$ 2,059,731	$12,329,102
Options vested			1,054,324				1,054,324
Loss of control of subsidiary	-	-	(4,595,625)	(2,755,973)	10,523,319	306,548	3,478,269
Net income (loss) for period					31,151,852	(2,366,279)	28,785,573
Balance, September 30, 2016	253,438,894	$ 17,055,197	$ 1,534,552	$ -	$ 27,057,519	$ -	$45,647,268

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.
Consolidated Interim Statements of Cash Flows
(US Dollars)
(Unaudited – see Notice to Reader dated November 24, 2016)
For the six months ended September 30,	2016	2015
Cash flows from operating activities
Net income (loss) for period	$ 28,785,572	$ (2,570,011)
Adjustments for non-cash items:
Loss on equity accounting of investment in associate	4,321,517	-
Value of shares and options expensed as consulting fee	1,045,646	185,402
gain attributable to investment retained in former subsidiary	(38,775,028)	-
Value of options expensed as research and development	8,678	36,008
Net expenses of former subsidiary for the period to loss of control	426,295
Net change in working capital components
Other receivables	(23,746)	(415,258)
Accounts payable and accrued liabilities	(10,361)	(444,666)
	$ (4,221,427)	$ (3,208,525)
Cash flows into investing activities
Acquisition of intangible by Biohaven	$ -	$ (1,000,000)
Investment	-	(700,000)
	$ -	$ (1,700,000)
Cash flows from financing activities
Shares issued under private placement	$ -	$ 5,155,080
Third party capital contribution at subsidiary	-	1,600,800
	$ -	$ 6,755,880
(Decrease) Increase in cash during period	(4,221,427)	1,847,355
Cash at beginning of period	4,688,929	1,718,289
Cash at end of period	$ 467,502	$ 3,565,644
Supplemental disclosures
Non-cash investing activities
Shares issued by Biohaven towards acquisition of intangible assets	-	(280,000)

	-	(280,000)
Non-cash financing activities
Shares issued in settlement of finder's fee	-	(257,754)

	-	(257,754)
The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.
Notes to Consolidated Interim Financial Statements
 (US Dollars)
September 30, 2016 and 2015
(Unaudited – see Notice to Reader dated November 24, 2016)

1. NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. ("the Company") was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. ("Bontan"), until July 5, 2013. On July 5, 2013 Bontan changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands ("BVI").

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.
The Company is a reporting issuer with the Ontario Securities Commission and US Securities and Exchange Commission and its shares trade on the OTC Markets under the trading symbol "PTGEF," and are also listed for trading in US currency on the Canadian Securities Exchange under the symbol "PBT.U".

The Company is engaged in researching and developing pharmaceutical and biotech products through to clinical "proof of concept" with an initial focus on unmet clinical needs. Following proof of concept, the Company will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

The Company is in the pre-clinical stage, and as such no revenue has been generated and is expected within the foreseeable future, from its operations. The Company has negative cash flows from operating activities of approximately $4 million during the six months ended September 30, 2016.

Biohaven wherein the Company lost the controlling interest during the period (Note ---) but still retains significant influence, has secured sufficient equity financing which it believes will enable it to complete its clinical work and other commitments. However, the Company requires additional resources to enable its other subsidiaries to continue its development work and for additional acquisitions. The Company continues to obtain financing, although there are no assurances that the management's plan will be realized. These conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities, which might be necessary should the Company be unable to continue its operations.

2. BASIS OF PRESENTATION

(a)	Statement of Compliance and Basis of presentation

These consolidated Interim financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2016.

These consolidated interim financial statements have been prepared on a historical cost basis except for stock based compensation and investments which are measured at fair value as detailed in Notes 4,5 and 7 to these financial statements.  In addition, these consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has no requirement to report on segments as it operates as only one segment.

These consolidated interim financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on November 24, 2016

(b) Consolidation

The consolidated interim financial statements include the accounts of the Company and,

a.	Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario on January 31, 2011.
b.	Portage Pharmaceuticals Ltd. (PPL) a wholly owned subsidiary incorporated on April 5, 2013 under the laws of the BVI, as a BVI business company.
c.	On September 20, 2016, a new private corporation, EyGen Limited, which is a wholly owned subsidiary of PPL, was incorporated under the laws of the BVI.
d.
Biohaven Pharmaceutical Holding Company Limited ("Biohaven), a private corporation incorporated in BVI on September 25, 2013. Biohaven financials were consolidated for the period to June 30, 2016. However, effective July 1, 2016, Biohaven was no longer considered a subsidiary but an associate and The Company's investment in Biohaven is now accounted for on an equity basis as explained in Note 5.

All inter-company balances and transactions have been eliminated on consolidation.

(c) Functional and presentation currency

The Company's functional and presentation currency is US Dollar.

(d) Use of Estimates and judgments

The preparation of the consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share- based compensation and investment.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 3 to the fiscal 2016 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these consolidated interim financial statements.

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company's interim consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity's own credit risk.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company does not believe that the above standard will have any impact on its financial statements.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company does not believe that the above standard will have any impact on its financial statements.

4.	INVESTMENT

In August 2015, the Company acquired 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company ("Sentien") for $ 700,000 in cash. The preferred stock is fully convertible into equal number of common shares. The Company's holdings represent less than 20% of the equity of Sentien. The Company has determined that it has no significant control or influence over the affairs of Sentien and has therefore accounted for this investment at cost. Sentien is planning Phase 1 study of its lead product, a cell-containing dialysis device for the treatment of Acute Kidney Injury.

As at September 30, 2015, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

5. INVESTMENT IN ASSOCIATE

The Company held 52.85% of the issued outstanding shares of Biohaven as at March 31, 2016, which was reduced to 49.18% as at June 30, 2016 due to Biohaven being able to raise further equity financing from third parties. While the Company's shareholding in Biohaven was below 50% as at June 30, 2016, the management considered other mitigating factors including the representation on the board and the Company being the single largest shareholder and concluded that it still had control and continued to consolidate Biohaven results and financial position as a subsidiary.

However, in July 2016, Biohaven raised additional equity financing from a third party institutional investor, which further reduced the Company's shareholding in Biohaven to 48.45% and on a fully diluted basis down to 35.85% Further capital raising activities at Biohaven eventually leading to Biohaven raising $ 80 million in November 2016..Thus, with the presence of more significant third party investment and potential future  changes to the board structure, it is most likely that the Company's substantive position is moving away from control to significant influence by the time of the annual accounts to March 2017. It would therefore be considered appropriate in the light of IAS34 to prepare interim accounts on the same basis as the final accounts will be prepared.

Accordingly, the Company concluded that Biohaven ceased to be its subsidiary effective July 1, 2016 and recognized it as a disposal of the subsidiary and a new investment in associate as per IFRS 10.

The accounting effects of the above changes included in these consolidated  financial statements are as follows:

Investment in associate on an equity basis as at September 30, 2016  :

$
Fair value of investment retained in Biohaven on the date of loss of control based on the price of the last financing by Biohaven	48,826,747
Less: Loss of Biohaven for the three months ended September 30, 2016 attributable to the Company's 48.45% holding	(4,321,517)
Balance, at end of period	44,505,230

Gain attributable to recognizing the investment retained in Biohaven at its fair value at the date when control was lost:

$
Fair value of residual interest	48,826,747
Less: 48.45% of net assets and goodwill when control lost	(6,527,499)
Gain on retained interest	42,299,248

Loss on disposal of subsidiary:

		$
Fair value of retained investment in former subsidiary		48,826,747
Less: the carrying amount of former subsidiary
Net assets of subsidiary including goodwill consolidated at June 30, 2016	(13,472,650)
Minus: Non-controlling interest at June 30, 2016	3,420,931	(10,051,719)
Gain on loss of control		38,775,028
Less: Gain on retained interest		(42,299,248)
Loss on disposal of subsidiary		(3,524,220)

6. CAPITAL STOCK

(a) Authorized:  Unlimited number of common shares

(b)	Issued

	six months ended Sept 30, 2016		Year ended March 31, 2016
	Common		Common
	Shares	Amount	Shares	Amount
Balance, beginning of period	253,438,894	$17,055,197	206,775,791	$ 9,691,715
Conversion of debts and coupons	-	-	-	-
Expired warrants	-	-		1,108,402
Issued under private placement	-	-	43,488,670	6,155,080
Finder/Commitment fee settled in shares	-	-	2,174,433	307,754
Finders fee/Underwriting costs	-	-		(307,754)
Shares issued as compensation	-	-	1,000,000	100,000
Balance , end of period	53,438,894	$17,055,197	253,438,894	$17,055,197

(c)	As at September 30, 2016, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2016	As at April 1, 2016	issued	Cancelled	Balance at September 30, 2016
2011 Plan	11-Apr-11	6,000,000	(4,438,333)	1,561,667	-	-	1,561,667

As at March 31, 2016, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2015	As at April 1, 2015	issued	Cancelled	Balance at March 31, 2016
2011 Plan	11-Apr-11	6,000,000	(3,438,333)	2,561,667	(1,000,000)	-	1,561,667

*	Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(c)
As required under listing requirements by Canadian Securities Exchange, the Company signed, on October 25, 2013, an escrow agreement with TMX Equity Transfer Services to escrow 88,444,293 of its common shares and 68,724,447 of its warrants issued to four insiders. The escrowed shares and warrants will be released in agreed tranches over the period of three years. As at September 30, 2016, 13,266,647 (As at March 31, 2016, 26,533,294) common shares are still under escrow. All warrants in escrow expired in June 2015 and were cancelled.

7. STOCK OPTION PLANS

	Six months ended Sept. 30, 2016	Year ended March 31, 2016
Balance, beginning of period	$ 5,075,853	$ 1,312,519
Fiscal 2015 options vested	39,615	266,670
Fiscal 2016 options vested	184,587	187,408
Options to acquire equity in PPL granted to PPL management and vested	8,678	53,074
Options to acquire equity in Biohaven granted to Biohaven consultants and directors	821,444	3,256,182
Options granted by former subsidiary reversed on loss of control	(4,595,625)	-
Balance, end of period	$ 1,534,552	$ 5,075,853

(a)	The following is a summary of all active Stock Option Plan as at September 30, 2016:

Stock Option Plan	As at Sept 30, 2016	As at March 31, 2016
Plan	2013 Option Plan	2005 Option Plan	2013 Option Plan	Total
Date of Registration	Dec 19, 2013 and March 17, 2015	Dec 5, 2005	Dec 19, 2013 and March 17, 2015
Registered *	20,167,579	1,000,000	20,167,579	21,167,579
Issued to beginning of period	16,750,000	1,000,000	9,750,000	10,750,000
Outstanding, beginning of period	16,750,000	560,000	9,700,000	10,260,000
Issued	-	-	7,050,000	7,050,000
Exercised	-	-	-	-
Expired		(560,000)		(560,000)
Outstanding, end of period	16,750,000	-	16,750,000	16,750,000

Options fully vested	11,018,746	-	7,931,246	7,931,246
Options not yet vested	5,731,254		8,818,754	8,818,754
	16,750,000	-	16,750,000	16,750,000

*   Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(b)	The weighted average exercise price of the outstanding stock options was US$0.15 as at September 30, 2016 and March 31, 2016 and weighted average remaining contractual life was approximately 3.45 years (approximately 3.95 years as at March 31, 2016).

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at September 30, 2016 and March 31, 2016.

8.	WARRANTS

(i)	Movements during the period were as follows:

	Six months to Sept. 30, 2016			Year ended March 31, 2016
	# of warrants	Weighted average exercise price	Fair value	# of warrants	Weighted average exercise price	Fair value
Issued and outstanding, beginning of period	1,200	$ 2,800	$ 2,755,973	87,906,420	$ 0.30	1,108,402
Exercised	-	-	-	-	-
Expired	-	-	-	(87,906,420)	(0.30)	(1,108,402)
Warrants issued by Biohaven to acquire intangible assets				1,200	2,800	2,755,973
Reversed on loss of control of the subsidiary	(1,200)	(2,800)	(2,755,973)
Issued and outstanding, end of period	-	$ -	$ -	1,200	$ 2,800	$ 2,755,973

9. INCOME(LOSS) PER SHARE

The following are the details of basic and fully diluted shares for the purpose of computing the income(loss) per share:

	Three months ended Sept 30,		Six months ended Sept 30,
	2016	2015	2016	2015
	Number of common shares issued and outstanding
Basic	253,438,894	245,438,894	253,438,894	232,551,193
Fully diluted	270,188,894	*	270,188,894	*

The Company had 9.7 million options which were not exercised as at September 30, 2015. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share for the period of three and six months ended September 30, 2015..

10. COMMITMENTS AND CONTINGENT LIABILITIES

(a)
Under the terms of the License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent # 7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or

Licensed Products up to a maximum of $ 30 million. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

(b)
PPL has extended consulting contracts with its Chief Executive Officer and Chief Scientific Officer expiring in or around March 2017 and carrying a total monthly commitment of $22,667.Early termination without cause would require a lump sum compensation of $ 75,000 to be paid to the two consultants.

11.	CONSULTING FEE

	Three months ended September 30,		six months ended September 30
	2016	2015	2,016	2,015
Cash fee	$ 51,975	$ 51,256	$ 102,975	$ 102,256
Options issued to key management	71,656	56,556	175,584	153,919
Options issued to others	19,868	11,568	48,619	31,483
Biohaven options granted to Biohaven consultants and management	-	-	821,443	-
	$ 143,499	$ 119,380	$ 1,148,621	$ 287,658

12. RELATED PARTY TRANSACTIONS

All related part transactions occurred with key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.

Related party transactions have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements.

(i)
Business expenses of $1,712 and $ 2,281 respectively for three months and six months ended September 30, 2016 ($594 and $ 1,653 respectively for three and six months ended September 30, 2015)) were reimbursed to directors of the Company.

(ii)
Consulting fees include cash fee paid to key management for services of $45000 and $ 90,000 respectively for three months and six months ended September 30, 2016. ( $45,000 and $ 90,000 respectively for three months and six months ended September 30, 2015)).

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments recognized in the balance sheet consist of the following:

	September 30, 2016		March 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash (level 1)	467,502	467,502	4,688,929	4,688,929
Advances and other receivable (level 2)	51,330	51,330	203,940	203,940
Investment (level 3)	700,000	700,000	700,000	700,000
Investment in associate (level 3)	7,001,000	44,505,230	-	-
Financial liabilities
Accounts payable and accrued liabilities (level 2)	76,795	76,795	299,740	299,740

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

a)	Fair value of financial instruments
The Company's financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.
.
The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
•
Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data.
Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company's financial instruments are exposed to certain financial risks: credit risk and  liquidity risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.	Cash– Cash is held with major international financial institutions in Canada and therefore the risk of loss is minimal.
b.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is a prepayment of Directors & Officers insurance premiums.
c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that its existing cash will allow it to finance the committed drug development work apart from meeting its operational needs for at least another six months. However, the exact need for additional cash cannot be reasonably ascertained at this stage.  Should the Company require further funding, it intends to secure it through further rounds of equity financing.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company's future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

14. CAPITAL DISCLOSURES

The Company considers the items included in Shareholders' Equity as capital. The Company had payables of approximately $ 77,000 as at September 30, 2016 ($0.3 million as at March 31, 2016) and current assets, mostly in cash, of approximately $0.5 million ($4.9 million as at March 31, 2016). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at September 30, 2016, the shareholders' equity was approximately $ 46 million ($10 million as at March 31, 2016), $0.5 million ($4.7 million as at March 31, 2016) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company's approach to capital management during the three and six months ended September 30, 2016 and September 30, 2015.

PORTAGE BIOTECH INC.

THREE MONTHS ENDED SEPTEMBER 30, 2016

MANAGEMENT'S DISCUSSION AND ANALYSIS

Prepared as at November 24, 2016

Index

Forward Looking Statements	3
Nature of Operations and overview	4
Summary of Results	6
Number of common shares and options	6
Business Environment	6
Risk Factors	6
Business Plan	6
Results of Operations	7
Liquidity and Capital Resources	10
Key Contractual obligations	11
Off balance sheet arrangements	12
Transactions with related third parties	12
Financial and derivative Instruments	12
Use of Estimates and Judgments	13
Future Accounting Pronouncements	14
Internal Controls over Financial Reporting	14
Public securities filings	15

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three months ended September 30, 2016 should be read in conjunction with the unaudited Consolidated Interim Financial Statements for the three and six months ended September 30, 2016 and for the three months ended June 30, 2016 together with Management Discussion and Analysis dated August 29, 2016 and  audited consolidated financial statements for the year ended March 31, 2016 and annual report in form 20-F for the same period.

Forward looking statements

This document includes forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company's pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees;  concentration of the Company's revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company's products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company's strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the "Risk Factors" section under "Business Environment" and elsewhere in the following Management's Discussion and Analysis of Operating Results and Financial Position for the three months ended September 30, 2016. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

In this report the words "us", "we", "our", "the Company", and "Portage" have the same meaning unless otherwise stated and refer to Portage Biotech Inc. and its subsidiaries.

Nature of Operation and overview

Portage Biotech Inc. ("the Company") was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. ("Bontan") until July 5, 2013. On July 5, 2013 the Company changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands ("BVI").

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.
The Company is a reporting issuer with the Ontario Securities Commission and the US Securities and Exchange Commission. Its shares trade on the OTC Markets under the trading symbol "PTGEF," and  are also listed for trading in US currency on the Canadian Securities Exchange under the symbol "PBT.U".

Portage develops, through its subsidiaries and associates, pharmaceutical & biotech products through to clinical "proof of concept" focussing on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development through to commercialization.
Portage seeks products & co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.
Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.
The following are brief details of the research and development activities in the Company's portfolio entities:
Portage pharmaceuticals Ltd ( PPL) and EyGen Limited (EyGen)
PPL was incorporated on June 4, 2013 in the BVI and is a wholly owned subsidiary of Portage. EyGen was incorporated on September 20, 2016 in the BVI and is a wholly owned subsidiary of PPL.

PPL's focus is in discovering and developing innovative cell permeable peptide (CPP) therapies to normalize gene expression, restore function and improve medical outcomes. Its core technology involves delivering biologically active "cargo" to intracellular and intranuclear targets to normalize cell and tissue function, improve the immunogenicity of vaccines and enable better treatment of intracellular pathogens.

The CPP platform is protected by two suits of intellectual property:

a.         an exclusive license for all patents on Antennapedia–based cell permeable peptides for non-oncology use and
b.         international patents for proprietary human-derived cell penetrating peptide structures without any therapeutic restrictions. Patent is protected until 2034. In July 2014, PPL successfully validated this new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane.  In a collaboration with the Pirbright Institute (UK), a conjugate utilizing this proprietary cell permeable peptide and a CD8 T-cell antigenic epitope derived from mycobacterium tuberculosis was demonstrated to provoke a specific CD8 T-cell immune response in Balb/c mice suggesting possible application of this technology for vaccines.

PPL originally held a license to use a cell penetrating peptide technology developed at Imperial College of London for non-oncology applications.  While working on their first product, PPL management developed an improved, fully human cell penetrating peptide platform called CellPorter®.  This summer, PPL nominated its first lead candidate from the CellPorter® platform, a potent anti-inflammatory peptide that it plans to develop for ophthalmological diseases, including Dry Eye Disease through its newly incorporated subsidiary, EyGen Limited..

Because the final preclinical and clinical development of PPL-003 will be substantially more capital intensive than prior work with the platform, Portage management believes that the CellPorter® platform should be insulated from the dilution required to further develop PPL-003. Portage Management therefore believes that PPL should spin out its lead asset with the aim of independently financing PPL-003 and building a company in ophthalmology.  PPL management are currently preparing a business plan to execute this spinout and set the course for the platform company. To this end, PPL incorporated EyGen Limited. EyGen  will develop the lead product  PPL--‐003, for Dry Eye Disease using the CellPorter® platform to be licensed from PPL.

EyGen is now looking at avenues to seek further funding or partnership to complete pre--‐clinical and GMP process development work, and schedule human testing in 2018.
Biohaven Pharmaceutical Holding Company Limited (Biohaven)
Biohaven was accounted as a subsidiary until June 30, 2016. However, Effective July 1, 2016, Biohaven is considered an associate and Portage's investment in Biohaven is accounted on an equity basis as explained later in this report.

Over the past year, Biohaven has advanced its two lead molecules through human trials. BHV-0223, its lead compound, has successfully completed a Phase I trial and is expected to begin a bioequivalence trial in the near term.  Meanwhile, Biohaven has begun Phase I testing of BHV-4157.  BHV-0223 is a novel, sublingual formulation of riluzole that is being developed for the treatment of ALS. Biohaven is scheduled to begin a bioequivalence study of BHV-0223 that will allow it to begin marketing the molecule as a treatment for ALS (amyotrophic lateral sclerosis) the later part of next year.  BHV-4157 is a new chemical entity prodrug that is being investigated for the treatment of Spinocerebellar Ataxia (SCA); Biohaven has received an Orphan Drug Designation for BHV-4157 and expects to begin clinical trials soon; possibly before the end of 2016. BHV-4157 has the potential to be a pipeline within a single drug and could have therapeutic application across multiple disease indications.

In November 2016, Biohaven has successfully completed a private financing of $80 million from third parties. This financing will enable Biohaven to initiate phase 2/3 studies in last quarter of 2016 and in 2017 and develop late stage clinical pipeline and advance new therapies into clinical trials.

Sentien investment

In August 2015, Portage invested $ 700,000 in Sentien Biotechnologies Inc. (Sentien), a Medford, MA based regenerative medicine company, spun out of Harvard and MIT to commercialize a novel method of using mesenchymal stem cells (MSCs).  Rather than inject MSCs directly into patients, Sentien has developed a method of treating patients with the factors MSCs secrete in response to injury: the process involves taking off-the-shelf MSCs and loading them into a specially designed cartridge which is hooked into a dialysis machine and used to secrete factor into a  patients' circulation during rutine blood filtering.  We invested alongside Boehringer Ingelheim Venture Fund in Sentien's Series A Round to prepare the company for an IND.  Sentien is preparing to file its IND and is currently raising capital to support its first-in-man trial.

Portage Services Ltd (PSL)
We also have a wholly owned subsidiary, Portage Services Ltd.,(PSL) which was incorporated in Ontario, Canada under the name 1843343 Ontario Inc. and changed its name to the present name on July 11, 2013. PSL acts as a local agent for the Company as per the requirements of the Ontario Securities Commission. PSL maintains an office in Toronto, Canada and looks after all corporate, financials and regulatory matters.
We have developed a comprehensive website – www.portagebiotech.com   which provide information on our people, activities and other corporate details.

Summary of Results

The following table summarizes financial information for the quarter ended September 30, 2016 and the preceding eight quarters: (All amounts in '000 US$ except net income(loss) per share, which are actual amounts)

Quarter ended	Sept 30, 2016	June 30, 2016	March 31, 2016	Dec. 31, 2015	Sept. 30, 2015	June 30, 2015	March 31, 2015	Dec. 31, 2014	Sept. 30, 2014
Net income ( loss) - attributable to the owners of the Company	33,861	(2,710)	(1,145)	(2,755)	(1,015)	(791)	(966)	(637)	(729)
Working capital	442	7,460	4,593	3,055	3,822	5,374	1,115	1,725	796
shareholders equity	45,647	11,691	10,269	8,052	6,230	7,163	2,660	2,794	1,615
Net loss per shares - basic and diluted	0.13	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Number of common shares, options

These are as follows:

As at,	Sept 30, 2016	Nov. 24, 2016
Shares issued and outstanding	253,438,894	253,438,894
Options granted but not yet exercised (a)	16,750,000	18,017,194

(a)
Options are exercisable into equal number of common shares at an average exercise price of US$0.15 and have a weighted average remaining contractual life of approximately 3.45 years as at Sept. 30, 2016.

Business environment

Risk factors
Please refer to the Annual Report in the form F-20 for the fiscal 2016 for detailed information as the economic and industry factors that are substantially unchanged.
Business plan

Portage is in the business of licensing, researching and developing potential drug candidates. The Company would like to assemble a portfolio of products: diversified as to their stage of development and pathology. Then inexpensively take them through to phase 2b clinical trial often called proof of concept ("POC").

Upon a successful POC we will monetize the products through sale or license to big Pharma.
We are seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

The goal is to grow Portage by carefully selecting compelling products to license, acquire or position as a joint venture. The product portfolio will be carefully selected to be at various stages in drug development but with an overriding characteristic of being attractive to large pharmaceutical companies. Portage has a strong team with extensive experience in drug development that will be leveraged to source the aforementioned products, to undertake the due diligence and guide them through drug development to monetization. Furthermore, the team's track record of drug development success will be utilized to gain equity in lieu of cash in third party products.

Portage seeks products & co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.

Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.

Development plans for our operating portfolio entities are detailed under "Nature of operations and overview "section of this report.

Results of operations

Three months ended Sept. 30,	2016	2015
	In 000's US$
Income	-	-
Expenses - operating	(592)	(1,534)
Net gain on restating the retained interest in associate at fair value, share of loss in associate and loss on disposal of subsidiary	34,454	-
Net income (loss) for period, attributable to
Portage shareholders	33,861	(1,015)
Non-controlling interest	-	(519)
Retained earnings (deficit) at end of period	45,647	(11,259)

Expenses

The overall analysis of the operating expenses is as follows:

Three months ended Sept 30,	2016	2015 In 000's US$
Research and development	$ 361	$ 1,208
Consulting fee & payroll	143	119
Professional fees	46	95
Operating expenses	42	22
	592	1,534

Research and development costs

These costs comprised the following:

Three months ended Sept. 30,	2016	2015 In 000's US$

Legal regarding Patents registration	29	4
Consultants – scientists and researchers	110	146
Fee paid by Biohaven under a service contract	-	554
Other outside services – lab testing, peptide handling etc.	222	594
	$ 361	$ 1,298

Three months ended Sept. 30, 2016

Research and development costs during the three months to Sept. 30, 2016 were entirely incurred at PPL which was conducting various pre-clinical studies on animals for dry-eye. The costs related to assay work, ELIZA development and peptides manufacturing for the studies. As explained elsewhere in this report, the Biohaven results were not consolidated as our shareholdings in Biohaven reduced from a controlling interest to a significant influence and as a result, our investment in Biohaven was instead accounted for on an equity basis.

Further details are provided under "nature of operations and overview "section of this report.

Three months ended September 30, 2015:

Biohaven incurred approximately $ 1 million in research and development work, which included clinical trial on BHV-0223 and pre-clinical work on prodrugs acquired in August 2015.

All other R & D costs were incurred at PPL in their pre-clinical work on their product candidate PPL-003. Consulting fees include cash fees of approximately $ 77,500 and value of vested options of $36,008 paid to the PPL chief executive officer and chief scientific officer.

Consulting fees and payroll

Consulting fees include cash fee and vested options as explained in note 11 to the unaudited consolidated financials for the three and six  months ended Sept. 30, 2016.

Major cost for the three months ended Sept. 30, 2016 included cash fee of $ 45,000 to CFO and value of options vested of approximately 92,000.

Cash fee for the three months to September 30, 2015 included fee of $ 45,000 paid to CFO. Value of vested options granted to six consultants including the four directors of the Company totalled to approximately $ 68,000 for the period.

Professional fees

Professional fees for the three months ended Sept. 30, 2016 included legal fees of approximately $31,000 incurred in pursuing legal action against a supplier of PPL for recovery of costs incurred on a faulty clinical trial. The case was finally settled through negotiations in October 2016 under which PPL would receive $ 120,000, of which $ 30,000 was received on the settlement date and the balance would be received in eight equal annual instalments of $11,250 starting from January 1, 2017. Th remaining professional fees included accrual for audit fee of $ 10,000 and general legal advice

Professional fees for the three months ended September 30, 2015 included legal fee of $ 19,938 incurred by the Company and $ 75,000 incurred by Biohaven towards various corporate matters which included consultation about private placements being carried out at Portage and Biohaven and regulatory matters. Audit fee of $ 10,000 has also been accrued and included in professional cost for the period.

Investment in Associates

The Company held controlling interest in Biohaven and thus, until June 30, 2016, Biohaven was considered a subsidiary and its results used to be consolidated. However, effective July 1, 2016, the Company determined that it no longer had a controlling interest and instead it was considered to have a significant influence. These changes required application of IFRS 10, which has the effect of treating loss of control as deemed disposal of a subsidiary and restating the remaining investment at a fair value and accounting for subsequent results of Biohaven on an equity basis. These accounting changes are further explained below.

The Company held 52.85% of the issued outstanding shares of Biohaven as at March 31, 2016, which was reduced to 49.18% as at June 30, 2016 due to Biohaven being able to raise further equity financing from third parties. While the Company's shareholding in Biohaven was below 50% as at June 30, 2016, the management considered other mitigating factors including the representation on the board and the Company being the single largest shareholder and concluded that it still had control and continued to consolidate Biohaven results and financial position as a subsidiary.

However, in July 2016, Biohaven raised additional equity financing from a third party institutional investor, which further reduced the Company's shareholding in Biohaven to 48.45% and on a fully diluted basis down to 35.85% Further capital raising activities at Biohaven eventually leading to Biohaven raising $ 80 million in November 2016..Thus, with the presence of more significant third party investment and potential future  changes to the board structure, it is most likely that the Company's substantive position is moving away from control to significant influence by the time of the annual accounts to March 2017. It would therefore be considered appropriate in the light of IAS34 to prepare interim accounts on the same basis as the final accounts will be prepared.

Accordingly, the Company concluded that Biohaven ceased to be its subsidiary effective July 1, 2016 and recognized it as a disposal of the subsidiary and a new investment in associate as per IFRS 10.

The accounting effects of the above changes included in these consolidated  financial statements are as follows:

Investment in associate on an equity basis as at September 30, 2016  :

$
Fair value of investment retained in Biohaven on the date of loss of control based on the price of the last financing by Biohaven	48,826,747
Less: Loss of Biohaven for the three months ended September 30, 2016 attributable to the Company's 48.45% holding	(4,321,517)
Balance, at end of period	44,505,230

gain attributable to recognizing the investment retained in Biohaven at its fair value at the date when control was lost:

$
Fair value of investment retained in Biohaven on the date of loss of control based on the price of the last financing by Biohaven	48,826,747
Less: Loss of Biohaven for the three months ended September 30, 2016 attributable to the Company's 48.45% holding	(4,321,517)
Balance, at end of period	44,505,230

Loss on disposal of subsidiary:

		$
Fair value of retained investment in former subsidiary		48,826,747
Less: the carrying amount of former subsidiary
Net assets of subsidiary including goodwill consolidated at June 30, 2016	(13,472,650)
Minus: Non-controlling interest at June 30, 2016	3,420,931	(10,051,719)
Gain on loss of control		38,775,028
Less: Gain on retained interest		(42,299,248)
Loss on disposal of subsidiary		(3,524,220)

Liquidity and Capital Resources

Working Capital

As at Sept. 30, 2016, the Company had a net working capital of approximately 0.4 million compared to a working capital of approximately $ 4.6 million as at March 31, 2016.  Cash on hand as at Sept. 30, 2016 was approximately $0.5 million compared to $ 4.7 million as at March 31, 2016

Significant decline is due to not consolidating Biohaven which usually held higher cash balance.

As at September 30, 2015, the Company had a net working capital of approximately 3.8 million compared to a working capital of approximately $ 1.1 million as at March 31, 2015.  Significant increase was due to additional funds of approximately $ 5. 2 million raised through a private placement by the Company which closed on June 24, 2015 and approximately $ 1.6 million raised by Biohaven from third parties, while net funds used for operating activities were approximately $3.2 million for six months to September 30, 2015.

Cash on hand as at September 30, 2015 was approximately $3.6 million compared to $ 1.7 million as at March 31, 2015 due to raising of additional equity as explained above.

Operating cash flow

During the six months ended Sept. 30, 2016, operating activities required a net cash outflow of approximately $4.2 million compared to $3.2 million for the same period in 2015. The cash outflow primarily included research and development costs at PPL  and at Biohaven for the three months to June 30, 2016 which were met from the existing cash.

During the six months ended September 30, 2015, operating activities required a net cash outflow of approximately $3.2 million compared to $1.2 million for the same period in 2014. The cash outflow included research and development costs of approximately $ 2 million including $ 0.5 million incurred by Biohaven.. Bohaven also paid approximately $ 1 million to an independent research organisation of which approximately $ 500,000 was a prepayment as at September 30, 2015.   Cash required for the operating activities was met from cash on hand and additional cash raised through equity financing.

The Company has not yet determined whether costs incurred and to be incurred are economically recoverable. The Company's continuing operations are dependent upon any one of:

1. the existence of economically recoverable medical solutions;

2. the ability of the Company to obtain the necessary financing to complete the research; or

3. future profitable production from, or proceeds from the disposition of intellectual property.

Although there are no assurances that management's plan will be realized, management believes the Company and its subsidiaries will be able to secure the necessary financing to continue operations into the future.

 However, the unaudited consolidated financial statements for the three and six  months ended Sept. 30, 2016 and 2015 include a going concern note which reflects need for further financing to continue our planned research and development work and operating needs of all our subsidiaries.

Investing cash flows

There were no investing activities during he three months to Sept. 30, 2016.

The following were investing activities during the six months to September 30, 2015:

As part of the Company's commitment to expand its drug development pipeline, the Company acquired in August 2015, 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company ("Sentien") for $ 700,000 in cash. The cash was met from additional cash raised through equity financing. The preferred stock is fully convertible into equal number of common shares. The Company's holdings represent less than 20% of the equity of Sentien. The Company has determined that it has no significant control or influence over the affairs of Sentien and has therefore accounted for this investment at cost. Sentien is planning Phase 1 study of its lead product, a cell-containing dialysis device for the treatment of Acute Kidney Injury.

Further, in August 2015, Biohaven acquired worldwide intellectual property rights to a portfolio of over 300 prodrugs, classified as New Molecular Entities, including IP rights to all future therapeutic indications. Biohaven paid cash of $ 1,000,000 plus issued 100 shares valued at $ 2,800 per share. Total purchase price of $1,280,000 has been capitalised as intangible assets since it fulfilled the criteria set out under IAS 38.22.

Financing cash flows

There were no new financing activities during the three months ended Sept. 30, 2016.

During the six months ended June 30, 2015, Portage Biotech Inc. raised approximately $ 5.2 million through private placement of approximately 36.8 million restricted common shares issued at $0.14 per share. In addition, Biohaven raised approximately $ 1.6 million from third parties through private placement of approximately 572 of its common shares at $2,800 per share.

Key Contractual obligations

Details of contractual obligations, commitments and contingent liabilities are provided in note 10 to the unaudited consolidated financials for the three and six months ended Sept. 30, 2016.

Off balance sheet arrangements

At Sept. 30, 2016 and 2015, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions are detailed in note 12 to the unaudited consolidated financials for the three and six months to Sept. 30, 2016.

Financial and derivative Instruments

The Company's financial instruments recognized in the balance sheet consist of the following:

	September 30, 2016		March 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash (level 1)	467,502	467,502	4,688,929	4,688,929
Advances and other receivable (level 2)	51,330	51,330	203,940	203,940
Investment (level 3)	700,000	700,000	700,000	700,000
Investment in associate (level 3)	7,001,000	44,505,230	-	-
Financial liabilities
Accounts payable and accrued liabilities (level 2)	76,795	76,795	299,740	299,740

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

b)	Fair value of financial instruments
The Company's financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
•
Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data.
Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company's financial instruments are exposed to certain financial risks: credit risk and  liquidity risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

c.	Cash– Cash is held with major international financial institutions in Canada and therefore the risk of loss is minimal.
d.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is a prepayment of Directors & Officers insurance premiums.
d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that its existing cash will allow it to finance the committed drug development work apart from meeting its operational needs for at least another six months. However, the exact need for additional cash cannot be reasonably ascertained at this stage.  Should the Company require further funding, it intends to secure it through further rounds of equity financing.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company's future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company's consolidated interim financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity's own credit risk.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company does not believe that the above standard will have any impact on its financial statements.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company does not believe that the above standard will have any impact on its financial statements.

Internal Controls over Financial Reporting

Our Chief Executive Officer and our Chief Financial Officer ("the Management") are primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises three independent directors. We have also instituted controls involving dual signatures and approval processes. We plan to introduce more rigorous controls as our activities expand. However, given the size and nature of our current operations and the involvement of independent directors, significantly reduces the risk factors associated with the inadequate segregation of duties.

The Management has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the Management facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company's annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.com.